Agreement


This Agreement is entered into as of December 30, 1998, by and between Frank Leonardi and Imaging Technologies Corporation ("ITEC").

ITEC is indebted to Frank Leonardi in the amount of $80,000 for accrued vacation, accrued expenses and commissions at December 30, 1998.

In accordance with this Agreement, Frank Leonardi agrees to convert the full amount of Eighty Thousand Dollars ($80,000) into One Hundred Sixty Thousand (160,000) shares of ITEC Common Stock. These shares shall be made part of the next registration statement to be filed by ITEC, which the Company expects to file by March 31, 1999.



Frank Leonardi

/s/ Frank Leonardi
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Frank Leonardi


Imaging Technologies Corporation:

/s/ Brian Bonar
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Brian Bonar
Chief Executive Officer